Exhibit (a)(1)(L)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

31 May 2024

RECOMMENDED CASH OFFER

for

MARIADB PLC

by

MERIDIAN BIDCO LLC (“Bidco”)

which is an Affiliate of

K1 INVESTMENT MANAGEMENT, LLC (“K1”)

as manager of K5 PRIVATE INVESTORS, L.P.

ANNOUNCEMENT REGARDING RULE 15 PROPOSALS

On 24 May 2024, Bidco and K1 announced that the offer document (the “Offer Document”) in relation to Bidco’s offer to acquire the entire issued and to be issued share capital of MariaDB plc (the “Offer”) had been published and posted to shareholders of MariaDB plc.

In accordance with Rule 15(c) of the Irish Takeover Panel Act, 1997, Takeover Rules 2022 (the "Irish Takeover Rules"), Bidco today announces that a letter dated 31 May 2024 containing details of its proposal (the “Proposal”) to (i) holders of options and (ii) holders of restricted stock units, each as granted under the MariaDB Equity Plans, had been sent to such holders.

The Proposal will be made available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on K1’s website at https://k1.com/meridian-offer-update/.

A separate proposal will be made in due course to MariaDB Warrantholders.

Capitalised terms used but not defined in this announcement have the same meaning given to them in the Proposal and the Offer Document.

Enquiries

Lazard (Financial Advisor to K1 and Bidco)
Adrian Duchini, Keiran Wilson, Charles White	Tel: +44 20 7187 2000

Haven Tower Group (Public Relations Advisor to K1)	Tel: +1 424 317 4850
Donald Cutler, Brandon Blackwell

Important Notices

The K1 Responsible Persons (being the investment committee of K1), the Bidco Officers and the Topco Officers accept responsibility for the information contained in this Announcement. To the best of the knowledge and belief of the K1 Responsible Persons, the Bidco Officers, the Topco Officers, (who have taken all reasonable care to ensure that such is the case) the information contained in this Announcement for which they have accepted responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Frères & Co. LLC, together with its affiliate Lazard & Co., Limited (which is authorised and regulated in the United Kingdom by the Financial Conduct Authority) (“Lazard”), is acting exclusively as financial adviser to K1 and Bidco and no one else in connection with the Offer and will not be responsible to anyone other than K1 and Bidco for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Offer or any other matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Announcement, any statement contained herein or otherwise.

Disclosure requirements of the Irish Takeover Rules

Under Rule 8.3(b) of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of MariaDB, all ‘dealings’ in any ‘relevant securities’ of MariaDB or any securities exchange offeror (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (U.S. Eastern Time) on the ‘business day’ following the date of the relevant transaction. This requirement will continue until the ‘offer period’ ends. If two or more persons cooperate on the basis of any agreement either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of MariaDB, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Dealing Disclosures must also be made by any offeror and by any persons acting in concert with them in accordance with Rule 8.2 of the Irish Takeover Rules.

In general, interests in securities arise when a person has long economic exposure, whether conditional or absolute, to changes in the price of the securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

Details of the offeree company in respect of whose relevant securities Dealing Disclosures must be made can be found in the Disclosure Table on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether or not you are required to disclose a ’dealing’ under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel at telephone number +353 1 678 9020.

Further Information

This Announcement is for information purposes only and is not intended to, and does not, constitute an offer to sell or invitation to purchase any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this Announcement is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The release, publication or distribution of this Announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this Announcement is released, published or distributed should inform themselves about and observe such restrictions.

This Announcement has been prepared for the purpose of complying with the laws of Ireland and the Irish Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of Ireland.

Overseas Shareholders

The laws of certain jurisdictions may affect the availability of the Offer (including the Unlisted Unit Alternative) to persons who are not resident in Ireland. Persons who are not resident in Ireland, or who are subject to laws of any jurisdiction other than Ireland, should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with any applicable legal or regulatory requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. To the fullest extent permitted by applicable Law, the companies and persons involved in the Offer (including the Unlisted Unit Alternative) disclaim any responsibility and liability for the violation of such restrictions by any person.

Unless otherwise determined by Bidco or K1 or required by the Irish Takeover Rules, and permitted by applicable law and regulation, the Offer (including the Unlisted Unit Alternative) will not be made available, directly or indirectly, in any Restricted Jurisdiction, and the Offer will not be capable of acceptance from within a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction. The release, publication or distribution of this Announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this Announcement and all other documents relating to the Offer (including the Unlisted Unit Alternative) are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable Law, K1, the K1 Group and Bidco disclaims any responsibility or liability for the violations of any such restrictions by any person. MariaDB Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay. Further details in relation to overseas shareholders are contained in the Offer Document.

If you are a resident of the United States, please read the following:

This Announcement is not intended to, and does not, constitute or form part of any offer (including the Offer), invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, nor will there be any acquisition or disposition of the securities referred to in this Announcement in any jurisdiction in contravention of applicable Law or regulation.

This Announcement is not a substitute for the Offer Document and the Form of Acceptance or any other document that Bidco may file with the SEC in connection with the Offer, if any. A solicitation and an offer to buy MariaDB Shares will be made pursuant to a Tender Offer Statement on Schedule TO that Bidco intends to file with the SEC. At the time the tender offer is commenced, MariaDB will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. MARIADB SHAREHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. SUCH DOCUMENTS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Investors and MariaDB Shareholders will be able to obtain free copies of these materials (if and when available) and other documents containing important information about MariaDB and the Offer once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

The Offer, if made, will be made in the United States pursuant to the Exchange Act and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law. In addition, the Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

MariaDB is incorporated under the laws of Ireland. Some of the directors on the MariaDB Board at the date of this Announcement are resident in a country other than the United States. As a result, it may not be possible for United States holders of MariaDB Shares to effect service of process within the United States upon MariaDB or some of the directors of MariaDB or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue MariaDB or its officers or director(s) in a non-US court for violations of US securities laws. In addition, US holders of MariaDB Shares should be aware that, if K1 and Bidco elect to proceed pursuant to a scheme of arrangement (as described herein), the federal securities laws of the United States may not be applicable.

Publication on website

A copy of this announcement and the documents required to be published pursuant to Rule 26 of the Irish Takeover Rules will be made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, will be made available on K1’s website (https://k1.com/meridian-offer-update/).  Neither the content of any such website nor the content of any other website accessible from hyperlinks on such website is incorporated into, or forms part of, this Announcement.